
March 27, 2023

Jonah Peretti
Chief Executive Officer
BuzzFeed, Inc.
229 West 43rd Street, 10th Floor
New York, New York 10036

> **Re: BuzzFeed, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 21, 2023**
> **File No. 333-270729**

Dear Jonah Peretti:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marion Graham, Staff Attorney, at 202-551-6521 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Levitt